

May 10, 2011

Ms. Anne Sutherland, Esq.
Executive Vice President and General Counsel
Nationstar Mortgage LLC
350 Highland Drive
Lewisville, Texas 75067

Re: Nationstar Mortgage LLC
Amendment No. 3 to Registration Statement on Form S-4
Filed April 28, 2011
File No. 333-171370

Dear Ms. Sutherland:

We have reviewed your amended registration statement and response letter dated April 28, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Results

Revenues, page 61

1.   Please refer to our previous comment 1 in our letter dated April 13, 2011. Your revised disclosure appears to indicate you use valuation assumptions consistent with those used by others in the marketplace and therefore your valuation model does not contemplate the effects of loan modifications in any great significance. Your disclosure also appears to

indicate that this is because most market participants are not high touch servicers. Please revise to disclose the following information:

a. Disclose how you concluded that your valuation model was appropriate given the significant variance in business activities between you and a servicer that is not considered to be high touch. Clarify why being a high touch servicer makes it appropriate to ignore modifications and any related adjustments in value that a market participant would make, as your current valuation model apparently does.

b. Disclose whether your valuation of your mortgage servicing rights would change materially if you modified your valuation model to contemplate the effects of loan modifications and provide us with your analysis.

Liabilities and Member's Equity, page 71

2. Please refer to our previous comment 8 in our letter dated April 13, 2011. We note your revised disclosure on pages 72 and 73. As requested, for the purposes of clearly disclosing the trends in your liability estimate over time, please revise to disclose the number and amount of loans sold, loans repurchased, the number of claims received, your success rate in avoiding these claims and the number of make whole payments made in each period presented. A tabular roll-forward may be helpful. Also, please describe in more detail why the loans sold in 2010 contributed so significantly to the material increase in the reserve, explaining why they are expected to result in such significant losses.

Consolidated Financial Statements

Note 5. Mortgage Loans and Loans Held for Investment, page F-22

3. Please refer to our previous comment 7 in our letter dated April 13, 2011. We note your revised disclosure; however, it remains unclear why you have an increase in collectible cash flows occurring simultaneously with loan impairments. Please clarify whether the increase in expected cash flows relates to a separate pool of loans than the pool in which the impairments occurred. If so, please revise your disclosure to specifically clarify how many pools were established upon transfer, the risk characteristics (i.e. severity of delinquency) associated with each pool and identify which pools experienced changes in estimated collectible cash flows. If not, please revise to disclose how you determined that you should consider an increase in expected cash flows separately from a decrease in expected cash flows for the same pool of loans given the guidance in ASC 310-30-15-6 and ASC 310-30-35-10. Please cite the relevant accounting literature in your analysis.

Exhibits 10.10 and 10.11

4.   Please include Exhibits A and B to each of these agreements in your next amendment.

        You may contact Rebekah Lindsey at (202) 551-3303 or Paul Cline at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3366 with any other questions.

                            Sincerely,

                            Michael Seaman
                            Special Counsel

cc.   (facsimile only)
           Duane McLaughlin, Esq.
           Cleary Gottlieb Steen & Hamilton LLP
           (212) 225-3999